FEDERATED MANAGED POOL SERIES

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 30, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED MANAGED POOL SERIES (the “Registrant”)

Federated International Dividend Strategy Portfolio (the “Fund”)

1933 Act File No. 333-128884

1940 Act File No. 811-21822

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your additional comment received telephonically on January 29, 2015 on its Rule 485(a) Post-Effective Amendment No. 33 and Amendment No. 35, with respect to the Fund, submitted via EDGAR on November 19, 2014, and on its previous correspondence filings with respect thereto submitted via EDGAR on January 20, 2015 and January 28, 2015. We believe that the response below is fully responsive to the staff’s comment and resolves any matters raised. We are aware that the staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Fund’s formal response to your comment below.

1.	Concentration Policy: The staff reiterates its position with respect to the Fund’s concentration policy. The staff requests that the Fund amend the disclosure to clarify that the Fund will invest at least 25% of its total assets among all of the industry groups identified in the Fund’s concentration policy.

Response: Respectfully, the Fund continues to believe that the stated concentration policy complies in all respects with the Investment Company Act of 1940, as amended, and the rules thereunder, and no revisions are needed. The Fund acknowledges the staff’s position but believes that its concentration policy provides investors with the greatest level of disclosure consistent with the Fund’s stated investment objectives and policies. However, upon further discussion and review and in acknowledgment of the staff’s comment, the Fund intends to include the following additional disclosure relating to the concentration policy (new text is underlined and deleted text is reflected with strikethrough):

PROSPECTUS: Sections “What are the Fund’s Main Investment Strategies?”, “CONCENTRATION RISK” and “What are the Fund’s Investment Strategies?”

As a fundamental policy, the Fund will concentrate its investments by investing more than 25% of the value of its total assets, in the aggregate, in one or more of the following ~~industry~~ groups of industries: banks; telecommunication services; insurance; utilities; and energy.

In addition, under the “concentration risk” sections of the summary and the body of the prospectus, references to “industry groups” have been revised to “groups of industries.”

STATEMENT OF ADDITIONAL INFORMATION:

Section “Concentration”:

The Fund will invest more than 25% of the value of its total assets, in the aggregate, in one or more of the following ~~industry~~ groups of industries: banks; telecommunication services; insurance; utilities; and energy.

Section “Additional Information” following the recitals of the Fund’s fundamental and non-fundamental policies:

For purposes of the Fund’s policy regarding concentration of investments above, (i) under normal conditions, the Fund intends to hold at all times securities from issuers in each group of industries identified, and (ii) the Fund currently relies primarily on ~~industry or~~ industry group classifications under the Global Industry Classification Standard (GICS), developed by Morgan Stanley Capital International and Standard & Poor’s, as may be amended from time to time; however, without prior shareholder notice or approval, the Fund may change the third-party source used for determining issuer industry classifications, or the Fund’s investment adviser may classify issuers in a particular industry in accordance with relevant SEC staff interpretations in its discretion.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact Alice Helscher at (724) 720-8835 or C. Todd Gibson at (412) 355-8315.

Very truly yours,

/s/ Alice Helscher

Alice Helscher

Senior Paralegal

/s/ K&L Gates LLP

C. Todd Gibson

Partner